UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Trizec Canada Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                            Subordinate Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    896874104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Brian T. Daly, Esq.
                          Millennium Management, L.L.C.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 21, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |X|.

                               Page 1 of 12 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  896874104
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millennium Partners, L.P.
     13-3521699
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_| (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    450,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           450,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,123,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  896874104
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_| (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,673,300
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,673,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,123,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 12 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  896874104
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_| (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,123,300
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,123,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,123,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 12 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  896874104
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Israel A. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_| (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,123,300
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,123,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,123,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 12 Pages

                                Explanatory Note


Item 1.           Security and Issuer.

      The name of the issuer is Trizec Canada Inc., a Canadian corporation (the "Issuer"). The address of the Issuer's offices is BCE Place, Suite 3820, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. This Schedule 13D relates to the Issuer's subordinate voting shares (the "Subordinate Voting Shares").

Item 2.           Identity and Background.

      (a)-(c), (f). This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange. Millennium
Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      The  business  address  for  Millennium  Partners,  Millenco,   Millennium
Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

      Note: Millennium Partners is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

      (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

      Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating

                               Page 6 of 12 Pages
approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.           Source and Amount of Funds or Other Consideration.

      The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was U.S.$55,829,884 and Can$11,146,003, representing the purchase of 3,673,300 shares and 440,000 shares of the Issuer, respectively (excluding brokerage commissions). Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.           Purpose of Transaction.

      The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

      The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting
Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

      The Issuer reported in a Current Report on Form 6-K filed as of June 5, 2006, that it had entered into a definitive merger and arrangement agreement with Brookfield Properties Corporation. Millenco is continuing to evaluate its options with respect to the proposed merger.

      Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

                               Page 7 of 12 Pages

Item 5.           Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 4,123,300 Subordinate Voting Shares, which represents in the aggregate approximately 7.9% of the outstanding Subordinate Voting Shares. The calculation of the foregoing percentage is on the basis of an aggregate number of 52,400,097 outstanding Subordinate Voting Shares, as reported by the Issuer in its Annual Report on Form 40-F, filed as of March 17, 2006.

      Millennium Management, as the managing partner of Millennium Partners and the general partner of Millenco, may also be deemed to beneficially own the 4,123,300 Subordinate Voting Shares beneficially owned by Millennium Partners and Millenco.

      Mr. Englander,  as the managing member of Millennium Management,  may also
be  deemed  to  beneficially  own  the  4,123,300   Subordinate   Voting  Shares
beneficially owned by Millennium Partners and Millenco.

      The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners and Millenco.

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 4,123,300 Subordinate Voting Shares described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c)  Transactions  in  Subordinate  Voting Shares during the past 60 days:
Schedule A annexed hereto lists all transactions in the Subordinate Voting Shares during the past 60 days by the Reporting Persons. On May 24, 2006, Millenco sold 1,500,000 Subordinate Voting Shares in a block trade with a third party through a broker-dealer at U.S.$21.959 per share. The remaining transactions in the Subordinate Voting Shares were effected in the open market.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco's account to the extent permitted by debit balances in such account. Millenco has no knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco lends securities to third parties and receives a fee, and such loans are terminable upon demand.

      There   are  no   other   contracts,   arrangements,   understandings   or
relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

                               Page 8 of 12 Pages

Item 7.           Material to Be Filed as Exhibits.

      Exhibit I: Joint Filing Agreement, dated as of July 21, 2006, by and among Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.


                               Page 9 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2006


MILLENNIUM PARTNERS, L.P.                    MILLENCO, L.P.

By: Millennium Management, L.L.C.            By: Millennium Management, L.L.C.
    its managing partner                         its general partner

By:  /s/ Terry Feeney                        By:  /s/ Terry Feeney
   ------------------------------               -------------------------------
   Name:  Terry Feeney                          Name:  Terry Feeney
   Title: Chief Operating Officer               Title: Chief Operating Officer


                                             MILLENNIUM MANAGEMENT, L.L.C.
/s/ Israel A. Englander by David
Nolan pursuant to Power of Attorney
filed with SEC on June 6, 2005               By:  /s/ Terry Feeney
-----------------------------------             --------------------------------
ISRAEL A. ENGLANDER                             Name:  Terry Feeney
                                                Title: Chief Operating Officer

                               Page 10 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Subordinate Voting Shares of Trizec Canada Inc., a Canadian corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 21, 2006

MILLENNIUM PARTNERS, L.P.                    MILLENCO, L.P.

By: Millennium Management, L.L.C.            By: Millennium Management, L.L.C.
    its managing partner                         its general partner

By:  /s/ Terry Feeney                        By:  /s/ Terry Feeney
   ------------------------------               -------------------------------
   Name:  Terry Feeney                          Name:  Terry Feeney
   Title: Chief Operating Officer               Title: Chief Operating Officer

                                             MILLENNIUM MANAGEMENT, L.L.C.
/s/ Israel A. Englander by David
Nolan pursuant to Power of Attorney
filed with SEC on June 6, 2005               By:  /s/ Terry Feeney
-----------------------------------             --------------------------------
ISRAEL A. ENGLANDER                             Name:  Terry Feeney
                                                Title: Chief Operating Officer

                               Page 11 of 12 Pages

                                   Schedule A

Transactions in the Subordinate Voting Shares During the Past 60 Days:
      --------------------------------------------------------

----------------------------------- ------------------- ----------------------- ----------------------------------
                                         Date of          Quantity Purchased
         Reporting Person              Transaction              (Sold)                   Price Per Share
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millenco                                     5/24/2006             (1,500,000)                         USD 21.959
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                           6/1/2006                (22,800)                         CAD 25.507
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                           6/2/2006                (94,800)                        CAD 25.7866
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                           6/5/2006                100,000                            CAD 33.6
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                           6/6/2006                 25,000                       CAD 33.336013
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                           6/7/2006                 25,000                       CAD 33.902654
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                           6/9/2006               (100,000)                          CAD 33.65
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                          6/12/2006                (75,000)                          CAD 33.55
----------------------------------- ------------------- ----------------------- ----------------------------------
----------------------------------- ------------------- ----------------------- ----------------------------------
Millennium Partners                          6/13/2006               (449,200)                        CAD 33.7699
----------------------------------- ------------------- ----------------------- ----------------------------------

                               Page 12 of 12 Pages